Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: New CEO John Stringer, Former Executive with Wyse Technology and Network Associates

New Leader Brings Outstanding Record Driving Growth and Profitability in Challenged Firms

TAIPEI, Taiwan, January 6, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) announced today that its board of directors has elected John Stringer as its new chief executive officer upon the departure of Yichin Lee, who has resigned as an officer and a director to return to his own professional services business. Mr. Stringer is a veteran technology executive with 25 years of senior leadership experience and an exceptional track record of driving strong growth and profitability in top global companies.

Mr. Stringer led Taiwan-based Wyse Technology from 1998 to 2006 in different key roles, including president, chief executive officer and chairman. During that period, he headed its US$1.2 billion IPO in Taiwan, repositioned the business and established the company as a world-leading computer firm, driving revenues from US$5 million to US$200 million and capturing 45 percent global market share. Prior to turning around Wyse, Mr. Stringer served as executive vice president and general manager of Network Associates, Inc. – now McAfee, Inc., the world leader in network security and services known for its McAfee anti-virus suite – and senior vice president of Network General Corporation. During his tenure, he spearheaded post-merger integration and drove combined annual revenues to over US$600 million.

Mr. Stringer was also recently president of the board of ACG Silicon Valley, a forum designed to build valuable business relationships among senior level technology industry executives who are involved in mergers and acquisitions, corporate growth and corporate development. He is currently chairman of the board of Instant Mobile Solutions, Inc., a mobile services platform.

Mr. Stringer’s appointment as CEO and a director is effective immediately; he is now in position at GigaMedia’s Taipei headquarters meeting with employees and partners.

“We are thrilled to have John take the helm of GigaMedia,” stated GigaMedia Chairman Michael Ding. “He has a wealth of experience in revitalizing technology firms, developing new strategies and launching new products. He is a dynamic, insightful leader renowned for driving successful turnarounds and growth.”

“The new Giga begins today,” stated John Stringer. “We start with talented employees and strong positions in the online games industry that we can strengthen and build upon. I look forward to creating new opportunities for our customers, partners, and employees, and am confident the new Giga will deliver new value for our shareholders.”

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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